UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 033-97038

Brookfield Asset Management Inc.

(Translation of registrant’s name into English)

Brookfield Place Suite 300 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit 99.2 of this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-236217 and 333-236217-01).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with an offering of debt securities, the following information was disclosed to investors:

COVID-19 Update

Brookfield Asset Management Inc. (the “Company”) has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions in which we operate or do business. The Company has implemented its business continuity plan, prioritizing the safety of employees and ensuring minimal interruption to the business with the majority of employees working remotely.

At present, the Company has approximately $2.5 billion of long-term undrawn credit lines and approximately $5 billion of financial and non-core assets that the Company believes could be liquidated at the Company’s election. The Company has few non-discretionary capital requirements and no debt maturities until 2023 at the earliest.

As a result of recent market volatility and dislocation, the Company has expanded its investment focus to include the listed stock markets and, through its investment in Oaktree Capital Management, the traded debt markets, as the Company believes that certain listed securities are currently trading at a discount to intrinsic value thereby presenting attractive investment opportunities. The Company recently completed a successful round of fundraising across its flagship private funds, positioning it well to act on these opportunities and support its asset management franchise.

While some of the Company’s operations will be impacted by the economic slowdown caused by COVID-19 and responses to it, the Company has a diversified portfolio of investments, assets, and operating businesses, many of which are underpinned by long duration revenue streams, including property leases, power sale and other contracts, as well as regulated rates. In addition, the Company employs financing structures that have served it well in prior periods of market turbulence, and it maintains significant liquidity to support its investments. For further details concerning COVID-19 and other risks relevant to the Company, see the Company’s most recently filed Annual Information Form under the heading “Business Environment and Risks” and MD&A under the  heading “Part 6 — Business Environment and Risks”, as well as in other documents filed by the Company from time to time with the securities regulators in Canada and the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking information and other “forward-looking statements” within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, including statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

The words “expects,” “likely”, “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”, which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although we believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The forward-looking statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition;

(x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate and our failure to comply with regulatory requirements; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and pandemics/epidemics, such as the COVID-19 pandemic; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, credit and residential development activities; and (xxv) other risks and factors detailed in the Company’s most recently filed Annual Information Form under the heading “Business Environment and Risks” and MD&A under the heading “Part 6—Business Environment and Risks”, as well as in other documents filed by the Company from time to time with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Nonetheless, all of the forward-looking statements contained in this Report on Form 6-K are qualified by these cautionary statements. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Brookfield Asset Management Announces Proposed Debt Offering
99.2	Preliminary Term Sheet dated April 7, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Asset Management Inc.
(Registrant)

Date: April 7, 2020	/s/ JUSTIN B. BEBER
Justin Beber
Head of Corporate Strategy and Chief Legal Officer